Exhibit 99.101

ND LLP CPAs

120 East Beaver Creek Rd, Suite 200

Richmond Hill, ON

L4B 4V1

June 24, 2026

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Registration Statement on Form 40-F of Nuran Wireless Inc. of our report dated April 15, 2026, relating to the consolidated financial statements of Advance Factoring Inc., which appears in Exhibits 99.94 and 99.95 incorporated by reference in this Registration Statement on Form 40-F.

ND LLP Chartered Professional Accountants